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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49899

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Houlihan Smith & Company, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
105 West Madison, Suite 1500
(No. and Street)

Chicago	IL	60602
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Andrew D. Smith (312) 499-5900
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Spicer, Jeffries & Co.
(Name — *if individual, state last, first, middle name*)

4155 E. Jewell Avenue, Ste. 307	Denver,	CO.	80222
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 28 2002
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Andrew D. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Houlihan Smith & Company, Inc., as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

OFFICIAL SEAL
DAVID J LABRASH
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES: 12/08/03

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditor's Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HOULIHAN SMITH & COMPANY, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2001

HOULIHAN SMITH & COMPANY, INC.

CONTENTS

SPICER, JEFFRIES & CO.
CERTIFIED PUBLIC ACCOUNTANTS

4155 E. JEWELL AVENUE
SUITE 307
DENVER, COLORADO 80222
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Houlihan Smith & Company, Inc.

We have audited the accompanying statement of financial condition of Houlihan Smith & Company, Inc. as of December 31, 2001, and the related statements of operations, changes in shareholders' equity, liabilities subordinated to claims of general creditors and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Houlihan Smith & Company, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America..

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements, and in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer, Jeffries & Co.

Denver, Colorado
January 24, 2002

HOULIHAN SMITH & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash	$	92 929
Receivable from customers		47 622
Securities owned:		
Not readily marketable, at estimated fair value (Note 1)		20 642
Furniture and equipment, net of accumulated depreciation of $73,724 (Note 3)		38 321
Interest receivable		4 574
TOTAL ASSETS	**$**	**204 088**

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:		
Accounts payable	$	2 188
Notes payable (Note 3)		32 891
Total liabilities		35 079
SHAREHOLDERS' EQUITY (Note 2)		
Preferred stock, $0.001 par value, authorized 1,000,000 shares, no shares outstanding		-
Common stock, $0.001 par value, authorized 1,000,000 shares, 1,222 shares outstanding		1
Additional paid-in capital		113 761
Less: Treasury stock		(26 212)
Common stock subscribed		(43 795)
		43 755
Retained earnings		125 254
Total shareholders' equity		169 009
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$**	**204 088**

The accompanying notes are an integral part of this statement.

HOULIHAN SMITH & COMPANY, INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2001

REVENUE:		
Investment banking fees	$	1 471 096
Trading profits, net		(21 088)
Other income		10 283
Total revenue		1 460 291
EXPENSES:		
Employee compensation		782 664
Professional fees and outside services		63 697
Office supplies, postage, and reproduction expenses		114 026
Advertising, promotion and other		184 946
General and administrative		82 720
Occupancy and equipment		106 984
Total expenses		1 335 037
Net income	**$**	**125 254**

The accompanying notes are an integral part of this statement.

HOULIHAN SMITH & COMPANY, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2001

	Common Shares	Stock Amount	Common Stock Subscribed	Treasury Stock	Additional Paid-in Capital	Retained Earnings
Balances, December 31, 2000	1 222	$ 1	$ (43 795)	$ -	$113 761	$ -
Purchase of common stock	-	-	-	(26 212)	-	-
Net Income	-	-	-	-	-	125 254
Balances, December 31, 2001	**1 222**	**$ 1**	**$ (43 795)**	**$(26 212)**	**$113 761**	**$ 125 254**

The accompanying notes are an integral part of this statement.

HOULIHAN SMITH & COMPANY, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2001

BALANCE, December 31, 2000	$ -
BALANCE, December 31, 2001	$ -

The accompanying notes are an integral part of this statement

HOULIHAN SMITH & COMPANY, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001
INCREASE (DECREASE) IN CASH

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	125 254
Adjustments to reconcile net income to net cash provided by operating activities:		
Loss on disposal of assets		12 729
Depreciation		36 264
Increase in receivables, net		(38 122)
Increase in securities owned		(8 982)
Increase in interest receivable		(3 518)
Increase in accounts payable		814
Net cash provided by operating activities		124 439
CASH FLOWS USED IN INVESTING ACTIVITIES		
Purchase of Certificate of Deposit		(24 000)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Purchase of treasury stock		(13 137)
Payments on note payable		(5 229)
Net cash used in financing activities		(18 366)
NET INCREASE IN CASH		82 073
CASH at beginning of year		10 856
CASH at end of year	**$**	**92 929**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid during the year for interest	**$**	**3 178**
Purchase of treasury stock via note payable	**$**	**13 075**

The accompanying notes are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Houlihan Smith & Company, Inc. a Nevada corporation ("the Company") is a specialized investment banking firm and operates as a consultant where it participates in mergers and acquisitions for a fee. The Company is a member of the National Association of Securities Dealers ("NASD") and is registered with the Securities and Exchange Commission ("SEC") as a licensed broker-dealer.

The Company, under Rule 15c3-3(k)(2)(ii) is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the Act). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

The Company performs a significant portion of its investment banking business on performance-based contracts that are contingent upon the successful completion of each engagement. Accordingly, the Company records income when either (1) cash is received or (2) pursuant to a written contract obligating the customer to make certain payments for services rendered.

Securities owned by the Company (substantially common stock) are recorded at market value and related changes in market value are reflected in income. Stocks and warrants for which there is no public market are valued based upon the judgement of management. In these cases management considers various factors such as earnings history, financial condition, recent sales prices of the issuer's securities and the proportion of securities owned.

Furniture and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, currently three years. Repairs and maintenance costs are expensed as incurred, and expenditures for additions and major improvements are capitalized.

For purposes of the statement of cash flows, the Company considers money market funds with a maturity of three months or less to be cash equivalents.

The Company is an S-Corporation for income tax purposes and, accordingly, income or loss of the Company flows through to the individual shareholders.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company's financial instruments, including cash and cash equivalents and receivables are carried at amounts which approximate fair value. Securities owned are valued at market value using quoted market prices and valued at fair value as described above. Payables and other liabilities are carried at amounts which approximate fair value.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. As of December 31, 2001 the Company had net capital and net capital requirements of $40,545 and $5,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was .86 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - NOTES PAYABLE

On December 29, 1999, the Company borrowed $30,000 from a bank to purchase a phone system. The loan is payable in monthly installments of $625, bears interest at 9% and matures December 29, 2004. The note is collateralized by the phone system and the personal guarantee of one of the Company's shareholders.

In addition, the Company issued a promissory note in the amount of $13,075 to a previous shareholder in connection with the purchase of his stock (see Note 4). The note bears interest at 6% and is due in two equal installments on September 30, 2002 and 2003.

NOTE 4 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company leases office space from an unrelated party under a noncancellable operating lease expiring in 2004.

At December 31, 2001, aggregate minimum future rental commitments under the Company's lease are as follows:

YEAR	AMOUNT
2002	$ 78,000
2003	80,000
2004	7,000
Total	$ 165,000

NOTE 4 - COMMITMENTS AND RELATED PARTY TRANSACTIONS (Concluded)

During the year ended December 31, 2001, total rental expense was approximately $70,000, net of approximately $18,000 charged to an affiliated entity.

In connection with the above lease the Company has a letter of credit in the amount of $17,231 to the lessor of the office space.

On October 31, 2001, the Company entered into a stock purchase agreement with a shareholder purchasing back 111 shares of the Company's common stock. The purchase amount of $26,211 was paid in cash of $13,137 and the balance via a promissory note payable.

On January 1, 2000 an employee purchased 111 shares of the Company's common stock. The stock was purchased via a promissory note receivable to the Company in the amount of $50,000 due January 1, 2003 bearing an annual interest rate of 8%.

NOTE 5 - OFF-BALANCE SHEET RISK

In the Company's investment activities, the Company receives securities for its services and may incur losses if the market value of the securities decline subsequent to December 31, 2001.

SUPPLEMENTARY INFORMATION

HOULIHAN SMITH & COMPANY, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1

DECEMBER 31, 2001

CREDIT:	
Shareholder's equity	$ 169 009
DEBITS:	
Non-allowable assets:	
Securities not readily marketable	20 641
Furniture and equipment, net	38 321
Receivables, net	52 196
Certificate of deposit securing letter of credit	17 231
Total debits	128 389
NET CAPITAL BEFORE HAIRCUTS	40 620
Haircuts on money market funds	75
NET CAPITAL	40 545
Minimum requirements of 6 2/3% of aggregate indebtedness of $35,079 or $5,000, whichever is greater	5 000
Excess net capital	**$ 35 545**
AGGREGATE INDEBTEDNESS:	
Accounts payable	$ 2 188
Notes payable	32 891
Total aggregate indebtedness	**$ 35 079**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	**.86 to 1**

NOTE: There are no material differences in the above computation of net capital with that included in the Company's corresponding unaudited Form X-17A-5 Part II Filing, as of December 31, 2001.

SPICER, JEFFRIES & CO.
CERTIFIED PUBLIC ACCOUNTANTS

4155 E. JEWELL AVENUE
SUITE 307
DENVER, COLORADO 80222
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
Houlihan Smith & Company, Inc.

In planning and performing our audit of the financial statements of Houlihan Smith & Company, Inc. for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Houlihan Smith & Company, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company or in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8(b) of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of Houlihan Smith & Company, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

In addition, our review indicated that Houlihan Smith & Company, Inc. was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(ii) as of December 31, 2001, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Spicer, Jeffries & Co.

Denver, Colorado
January 24, 2002